TIOMIN RESOURCES INC.

07022462

SUPPL 082-03430

PRESS RELEASE

RECEIVED

Tiomin and Jinchuan Group Ltd. Announce Private Placement

Toronto, Ontario. April 2nd, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) and Jinchuan Group Ltd. ("Jinchuan") of China have entered into a Memorandum of Understanding ("MOU") to finance and expedite the development of the Kwale mineral sands project in Kenya ("Kwale" or "the Project").

Jinchuan is investing approximately Cdn.$10.9 million in Tiomin by purchasing 72,521,134 common shares of the Company at Cdn.$0.15 per share. This investment significantly strengthens Tiomin's cash position to about Cdn.$32 million (Cdn.$0.072 cash per share) and increases Jinchuan's equity ownership of Tiomin to 20%. Tiomin has granted Jinchuan an 18-month option to increase its interest in Tiomin to 30% by subscribing for additional common shares at a price of Cdn.$0.35 per share, raising an additional Cdn.$17 million in new cash resources if exercised. The financing is subject to regulatory and Tiomin shareholder approval.

Mr. Jean-Charles Potvin, Chairman and Chief Executive Officer of Tiomin, commented "Jinchuan and Tiomin are united in their desire to jointly develop Kwale. This financing begins what we hope is an accelerated development program with potential cost savings by maximizing Chinese content. Jinchuan is a world-class mining company with extensive project development experience and it is an ideal partner for Tiomin and Kenya. This agreement is a very logical step as we build Tiomin into a global titanium producer and it confirms our belief that the Kwale project has significant merit that is not recognized in Tiomin's share price. Our stronger balance sheet and the support of Jinchuan will enable Tiomin to pursue the acquisition of additional titanium assets worldwide."

Jinchuan (www.jnmc.com) is the largest producer of nickel, cobalt and platinum group metals in China, combining mining, milling, smelting & refining and chemical engineering operations. It produces nickel, copper, cobalt, precious metals, various bulk chemicals and nonferrous metals. The output of nickel and platinum group metals are 88% and 90% respectively of total Chinese production.

For further information, please contact Tiomin at (416) 350-3779 Jean Charles Potvin, CEO, ext. 227 or Robert Jackson, President, ext. 230. Visit the Company's website at www.tiomin.com.

Dew 4/10

END